SEABRIDGE GOLD

January 9, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C., USA
20549-7010

Attention: John Reynolds, Assistant Director

Re:         Seabridge Gold Inc.  File No. 001-32135
Form 40-F/A for the fiscal year ended December 31, 2010 (“2010 Form 40-F”)

Gentlemen:

We hereby respond to the comments made in your letter, dated December 27, 2011, regarding our 2010 Form 40-F.  For your convenience, a copy of your December 27, 2011 letter is attached hereto.

Your letter noted three comments to information presented under Gold Resources in Exhibit 99.1 to the 2010 Form 40-F.  That exhibit was our Canadian Annual Information Form (“AIF”) for 2010, and was incorporated by reference into the 2010 Form 40-F.  The three comments were directed to modifying or removing reserve disclosures, particularly with respect to economic cut-off grade information; providing certain additional information within or adjacent to the resource/reserve tables; and supplementing some of the gold equivalent grade information.  The comment letter requested that in our future SEC filings we make such modifications and disclosures as applicable to each of the comments.

Please be advised that we have reviewed the three comments against the statements made in the 2010 AIF, understand the reasons for the comments and what information is needed to make the appropriate disclosures in our 2011 AIF.  We will reflect such comments as applicable in the matters to be disclosed in our 2011 AIF, which would be incorporated in our Form 40-F for the year ended December 31, 2011, and also reflected in our other relevant future SEC filings.

In addition to the points above and as requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292     Facsimile: (416) 367-2711     info@seabridgegold.net

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filings we make under the Exchange Act; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on your comments and our replies, we are submitting this letter along with your letter on EDGAR, and we  undertake to incorporate your comments as described herein in our Form 40-F for the year ended December 31, 2011.

Should you have any questions about the responses in this letter, please contact our U.S. securities counsel Bruce Rich at 212-238-8895 (rich@clm.com) or the undersigned.

Yours truly,

/s/Christopher J. Reynolds
Christopher J. Reynolds
Chief Financial Officer

Cc:  George Schuler, Mining Engineer

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292     Facsimile: (416) 367-2711     info@seabridgegold.net

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON. D.C. 20549

DIVISION OF
CORPORATION FINANCE

                   December 27, 2011

Via E-mail
Christopher J. Reynolds
Chief Financial Officer
Seabridge Gold, Inc.
106 Front Street East, Suite 400
Toronto, Ontario M5A 1E1
              Canada

Re:         Seabridge Gold, Inc.
               Form 40-F/A for the Fiscal Year Ended December 31, 2010
Filed April 11, 2011
                                            File No. 001-32135

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Gold Resources, page 31

1.
We note your resource disclosures in this section, listing tonnages and the associated grades at cutoff grade intervals ranging from 0.40 to 0.80 grams per tonne (g/t) gold values, which are less than your economic total copper-equivalent cutoff grade of 0.83 g/t gold. In future filings please modify your filing and remove all values from your resource disclosures that are less than your stated economic cutoff grade.

2.	In future filings, please disclose the following information within or adjacent to your resource/reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The cutoff grade

Mr. Christopher J. Reynolds
Seabridge Gold, Inc.
December 27, 2011

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

•	A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

3.
We note your disclosure of a gold equivalent grade in this section and elsewhere in your filing. In the future, please disclose the other associated commodities or products, the method you used to calculate this gold equivalent value, along with the associated parameters. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director